TMM COMPANY CONTACT:          AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                      Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                 312-726-3600
jacinto.marina@tmm.com.mx          kwalczak@dresnerco.com

Monica Azar, Investor Relations
011-525-55-629-8703
monica.azar@tmm.com.mx

GRUPO TMM REPORTS THIRD-QUARTER 2012 FINANCIAL RESULTS

* Fleet’s utilization at 89% in 2012 third quarter
* Free cash flow positive in 2012 third quarter

(Mexico City, October 25, 2012) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics Company, reported today its financial results for the third quarter of 2012.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “In the 2012 third quarter we secured three new vessel contracts, which are worth a total of $30 million in revenue. These new contracts demonstrate the resilient nature of the Company’s Maritime division, despite the global downturn in this industry. To date, the Maritime division’s backlog is $175.6 million.”

“While 2012 third-quarter consolidated revenue decreased compared to the 2011 period, primarily as a result of lower tariffs and lower utilization at the product tanker segment and reduced operations at Acapulco, our Maritime division continues to generate important EBITDA margins.”

Serrano concluded, “We believe the future holds profitable opportunities for Grupo TMM. Although it has taken longer than anticipated, we expect to reach an agreement for the financing of the development of a container terminal at Tuxpan before year end. Additionally, we are working on a potential joint venture with an international shipyard, which would provide the necessary capabilities to build vessels at our own shipyard. These additional capabilities would position TMM in a new niche market of building vessels, for the Company or for third parties. Both of these projects will significantly grow our revenue and profit base in the longer term.”

THIRD-QUARTER AND FIRST-NINE MONTHS 2012 OPERATING AND FINANCIAL RESULTS
Compared to the same periods of last year, consolidated revenue in the 2012 third quarter and first nine months decreased 3.0 percent and 6.8 percent, respectively.

Third-quarter 2012 consolidated operating profit was $11.1 million, increasing 85.0 percent compared to $6.0 million recorded in the third quarter of 2011. First nine-month 2012 consolidated operating profit was $17.1 million, declining 22.6 percent from $22.1 million in the same period of 2011.

Consolidated EBITDA in the 2012 current quarter was $23.7 million, improving 26.1 percent compared to $18.8 million in the same period of last year. In the 2012 first nine months, consolidated EBITDA was $55.2 million, falling 10.2 percent compared to $61.5 million in the same period of 2011.

Interest expense in the 2012 third quarter and first nine months was $15.7 million and $46.9 million, respectively. EBITDA minus interest expense resulted in free cash flow of $8.0 million in the 2012 third quarter.

Maritime revenue increased 0.4 percent in the 2012 third quarter compared to the same period last year, due to improvements at all segments except for product tankers, which was impacted by one unemployed vessel for half of the 2012 third quarter, by lower average daily tariffs compared to the third quarter of last year, and by two less vessels in operation, which had been leased in the 2011 third quarter.

Maritime revenue decreased 1.4 percent in the 2012 first nine months compared to the same period of last year, mainly driven by revenue losses at product and chemical tankers. Product tankers revenue decreased due to having certain vessels without contract or in maintenance, and to lower average daily tariffs; chemical tanker revenue declined as this business segment operated two tankers in the 2012 January to August period versus three tankers in the first half of 2011. These losses were partially offset by revenue improvements at offshore and harbor tugs and by $3.2 million of revenue from the Company’s shipyard.

Maritime operating profit increased 2.8 percent in the 2012 third quarter compared to the same period of last year as a result of profit improvements at offshore and lower costs at harbor tugs compared to the 2011 third quarter, during which an additional vessel was leased to substitute two of the fleet’s tugboats while in dry dock. The operating profit increase in the 2012 third quarter was partially offset by an operating loss at product tankers and by higher costs at chemical tankers due to the addition of a leased vessel in September, to substitute one of the fleet’s tankers while in dry dock.

Maritime operating profit decreased 7.3 percent in the 2012 nine months compared to the same period of last year, mainly due to a $3.9 million operating loss at product tankers as a result of having certain vessels without contract in the 2012 nine-month period. This loss was partially offset by a 3.4 percent operating profit improvement at offshore due to higher revenue and to a large profit improvement at chemical tankers, from $0.3 million to $1.3 million, due to service efficiencies, which lowered this business segment’s costs. Additionally, the Company’s shipyard contributed $1.1 million of operating profit in the 2012 first nine months.

Maritime’s EBITDA for the 2012 third quarter was $21.1 million, unchanged from the 2011 third quarter. In the 2012 first nine months, Maritime’s EBITDA fell 4.9 percent, or $3.0 million, to $58.1 million compared to $61.1 million in the 2011 first nine months.

Ports and Terminals revenue grew 1.5 percent in the 2012 third quarter but declined 8.7 percent in the 2012 first nine months compared to the respective periods in 2011. Both reported periods were negatively impacted by revenue losses at Acapulco, due to a sustained reduction of ship calls at this Port, and to lower volumes at shipping agencies. These losses were partially offset by improved revenue at the automotive segment due to higher volumes and rates compared to both reported 2011 periods.

Ports and Terminals operating profit increased 10.0 percent in the 2012 third quarter compared to the 2011 third quarter, led by improvements at automotive and maintenance and repair. In the 2012 first nine months, Ports and Terminals operating profit declined 37.2 percent compared to the same period of last year, driven by profit reductions of approximately $2.7 million from decreased operations at Acapulco and by lower profit at shipping agencies over the 2011 comparable period. These decreases were partially offset by profit improvements at the automotive segment and to cost efficiencies at maintenance and repair in both 2012 reported periods compared to the respective 2011 periods.

Logistics revenue decreased 13.7 percent and 18.4 percent in the 2012 third quarter and first nine months, respectively, compared to the same periods of last year. Operating losses in the 2012 reported periods were partially offset by profit improvements at trucking due to cost efficiencies. Additionally, the division’s warehouse business continues to make important progress.

DEBT
As of September 30, 2012, TMM’s total net debt was $760.0 million. The book value of the Company’s Trust Certificates debt increased $62.9 million from December 31, 2011, as a result of a 7.7 percent appreciation of the peso against the dollar in the first nine months of 2012. Of TMM’s total debt, only $17.1 million, or 2.1 percent, is short term.

Total Debt*
Million of U.S. Dollars
	As of 12/31/11	As of 9/30/12
Mexican Trust Certificates (1)	$684.3	$754.2
Other Corporate Debt	68.2	78.5
Total Debt	$752.5	$832.7
Cash	77.1	72.7
Net Debt	$675.4	$760.0

*Book Value
(1) 20-year term, non recourse to the Company and rated “AA” by HR Ratings de México
Exchange Rate: 13.95 pesos/dollar at December 31, 2011 and 12.87 pesos/dollar at September 30, 2012

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 10-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and subsidiaries
Balance Sheet*
- millions of dollars –

	September 30,	December 31,
	2012	2011

Current assets:
Cash and cash equivalents	72.682	77.123
Accounts receivable
Accounts receivable - Net	46.947	38.963
Other accounts receivable	16.823	17.556
Prepaid expenses and others current assets	11.367	11.568
Total current assets	147.819	145.210
Property, machinery and equipment	943.573	914.809
Cumulative Depreciation	(230.476)	(203.985)
Property, machinery and equipment - Net	713.097	710.824
Other assets	35.844	28.447
Deferred taxes	67.603	67.583
Total assets	964.363	952.064

Current liabilities:
Bank loans and current maturities of long-term liabilities	17.097	17.190
Suppliers	23.272	21.475
Other accounts payable and accrued expenses	79.316	53.848
Total current liabilities	119.685	92.513
Long-term liabilities:
Bank loans	65.251	59.378
Trust certificates debt	750.354	675.933
Other long-term liabilities	17.339	15.828

Total long-term liabilities	832.944	751.139
Total liabilities	952.629	843.652

Stockholders´ equity
Common stock	155.577	155.577
Retained earnings	(181.145)	(75.096)
Revaluation surplus	63.907	63.907
Initial accumulated translation loss	(17.757)	(17.757)
Cumulative translation adjusted	(12.905)	(22.111)
	7.677	104.520
Minority interest	4.057	3.892
Total stockholders´ equity	11.734	108.412

Total liabilities and stockholders´ equity	964.363	952.064

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board

Grupo TMM, S.A.B. and subsidiaries
Statement of Income*
- millions of dollars –

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Ports and Terminals	6.883	6.791	18.931	20.740
Maritime	44.693	44.551	125.977	127.776
Logistics	15.109	17.497	45.594	55.886
Revenue from freight and services	66.685	68.839	190.502	204.402

Ports and Terminals	(5.336)	(5.536)	(15.177)	(15.543)
Maritime	(23.568)	(23.562)	(67.830)	(66.640)
Logistics	(15.286)	(18.054)	(47.739)	(56.450)
Cost of freight and services	(44.190)	(47.152)	(130.746)	(138.633)

Ports and Terminals	(0.443)	(0.296)	(1.001)	(0.912)
Maritime	(10.241)	(10.420)	(30.087)	(30.863)
Logistics	(1.726)	(1.733)	(6.281)	(6.990)
Corporate and others	(0.237)	(0.261)	(0.690)	(0.657)
Depreciation and amortization	(12.647)	(12.710)	(38.059)	(39.422)

Corporate expenses	(4.254)	(4.398)	(11.753)	(12.875)
Ports and Terminals	1.104	0.959	2.753	4.285
Maritime	10.884	10.569	28.060	30.273
Logistics	(1.903)	(2.290)	(8.426)	(7.554)
Corporate and others	(0.237)	(0.261)	(0.690)	(0.657)
Other (expenses) income - Net	5.509	1.473	7.196	8.643
Operating Income	11.103	6.052	17.140	22.115
Financial (expenses) income - Net	(17.253)	(20.284)	(52.385)	(63.480)
Exchange gain (loss) - Net	(32.747)	109.014	(62.666)	67.340
Net financial cost	(50.000)	88.730	(115.051)	3.860
Gain (loss) before taxes	(38.897)	94.782	(97.911)	25.975
Provision for taxes	(0.257)	(3.153)	(0.646)	(5.974)

Net gain (loss) for the period	(39.154)	91.629	(98.557)	20.001

Attributable to:
Minority interest	0.204	0.036	0.168	0.863
Equity holders of GTMM, S.A.B.	(39.358)	91.593	(98.725)	19.138

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.169
Income (loss) earnings per share (dollars / share)	(0.39)	0.90	(0.97)	0.19

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(0.39)	0.90	(0.97)	0.19

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board

Grupo TMM, S.A.B. and subsidiaries
Statement of Cash Flows*
- millions of dollars –

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Cash flow from operation activities:
Net gain (loss) for the period	(39.154)	91.629	(98.557)	20.001
Charges (credits) to income not affecting resources:
Depreciation & amortization	14.186	14.591	42.600	46.634
Other non-cash items	42.372	(86.612)	105.445	(9.562)
Total non-cash items	56.558	(72.021)	148.045	37.072
Changes in assets & liabilities	(1.586)	(4.857)	(3.846)	(25.258)
Total adjustments	54.972	(76.878)	144.199	11.814
Net cash provided by operating activities	15.818	14.751	45.642	31.815

Cash flow from investing activities:
Proceeds from sales of assets	1.081	0.477	2.594	3.285
Payments for purchases of assets	(12.574)	(3.135)	(14.196)	(8.660)
Acquisition of share of subsidiaries			(4.175)
Paid to minority partners		(3.084)		(3.084)
Net cash used in investment activities	(11.493)	(5.742)	(15.777)	(8.459)

Cash flow provided by financing activities:
Short-term borrowings (net)	(0.088)		0.268
Sale (repurchase) of accounts receivable (net)		(0.343)		(11.902)
Repayment of long-term debt	(16.533)	(41.667)	(56.216)	(104.227)
Proceeds from issuance of long-term debt	12.604	6.568	15.443	11.168
Net cash used in financing activities	(4.017)	(35.442)	(40.505)	(104.961)
Exchange losses on cash	2.317	(7.668)	6.199	(3.679)
Net (decrease) increase in cash	2.625	(34.101)	(4.441)	(85.284)
Cash at beginning of period	70.057	91.136	77.123	142.319
Cash at end of period	72.682	57.035	72.682	57.035

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board